Exhibit 99.50

MILLENNIAL ESPORTS CORP.

(the “Company”)

77 King St. W., Suite 3000, P.O. Box 95

Toronto, Ontario, M5K 1G8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at the offices of Fogler, Rubinoff LLP, 77 King St. W., Suite 3000, P.O. Box 95, Toronto, Ontario, M5K 1G8, on October 9, 2019 at 10:00 a.m. (Toronto time), for the following purposes:

1.	To receive the audited consolidated financial statements for the Company as at and for the financial year ended August 31, 2018, and the auditor’s report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint UHY McGovern Hurley LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	To consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set out in Schedule “C” to the accompanying management information circular (the “Circular”), confirming and approving the Company’s omnibus incentive plan, a copy of which is set out in Schedule “D” to the Circular, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Omnibus Incentive Plan”;

5.	To consider and, if deemed advisable, to pass a special resolution, the full text of which is set forth in Schedule “E” of this Circular, with or without variation, approving the proposed consolidation of the common shares of the Company, as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Approval of Share Consolidation”;

6.	To consider and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule “F” of this Circular, authorizing a change of name of the Company to “Torque Esports Corp.” or such other name as the board of directors of the Company may choose, acting in the best interests of the Company, all as more fully described in the section of the Circular entitled “Special Business to be Conducted at the Meeting – Approval of Name Change”; and

7.	To consider any permitted amendment to, or variation of, any matter identified in this Notice of Annual and Special Meeting (the “Notice”) and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting

Accompanying this Notice is: (1) the Circular; and (2) a form of proxy. The Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-Registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are a Non-Registered Shareholder.

DATED September 6, 2019.

BY ORDER OF THE BOARD

/s/ “Darren Cox”

Darren Cox

Chief Executive Officer and President